Exhibit 12
Computation of Ratio of Earnings to Fixed Charges (amounts in thousands)

	Year Ended May 31,
	2005	2004	2003	2002	2001
Income (loss) from continuing operations before income tax expense (benefit), income from equity investments, minority interest in income of subsidiaries, and cumulative effect of change in accounting principle	$22,177	$(6,889)	$(4,561)	$(80,236)	$357,899

Plus adjustment so as to only include distributed income of less than 50% owned equity investments	737	14	67	43	16,423
Add: Fixed Charges	163,708	210,431	153,457	$160,425	161,625
Less: Capitalized interest	—	—	(216)	(2,193)	—
Less: Preferred stock dividends	—	—	—	—	—

Earnings,as defined	$186,622	$203,556	$148,747	$78,039	$535,947

Fixed charges:
Interest expense, including amortization of debt issuance costs	145,041	162,922	145,512	150,765	156,137
Loss on extinguishment of debt	9,052	39,176	—	—	—
Interest portion of rent expense	9,615	8,333	7,729	7,467	5,488
Capitalized interest	—	—	216	2,193	—
Preferred stock dividends	—	—	—	—	—

Fixed charges, as defined	$163,708	$210,431	$153,457	$160,425	161,625

Ratio of earnings to fixed charges	1.14	— (1)	— (1)	— (1)	3.32

Amount by which earnings exceed (are less than) fixed charges	$22,914	$(6,875)	$(4,710)	$(82,386)	374,322

(1)	The ratio of earnings to fixed charges was less than one-to-one and, therefore, earnings were inadequate to cover fixed charges.